UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION
OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-36708

Uniti Group LLC
(formerly Uniti Group Inc.)

(Exact name of registrant as specified in its charter)

2101 Riverfront Drive, Suite A
Little Rock, Arkansas 72202

(501) 850-0820

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.0001 per share

(Title of each class of securities covered by this Form)

N/A

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 1*

*       On August 1, 2025, pursuant to the previously announced Agreement and Plan of Merger dated as of May 3, 2024, by and between Uniti Group LLC (formerly known as Uniti Group Inc.), a Delaware limited liability company (recently converted from a Delaware corporation) (“Uniti”), New Windstream, LLC, a Delaware limited liability company (“Windstream”) (as successor to Windstream Holdings II, LLC), New Uniti HoldCo LP, a Delaware limited partnership and New Windstream Merger Sub, LLC, a Delaware limited liability company and indirect wholly owned subsidiary of Windstream (“Merger Sub”), as amended by Amendment No. 1 to the Agreement and Plan of Merger, dated as of July 17, 2024 (the “Merger Agreement”), Uniti and Windstream completed the previously announced merger by consummating the following transactions: (a) Windstream merged with and into Windstream Parent, Inc., a Delaware corporation and direct wholly owned subsidiary of Windstream (“New Uniti”), with New Uniti surviving the merger as the ultimate parent company of the combined company (the “Internal Reorg Merger”), and (b) Merger Sub merged with and into Uniti (the “Merger”), with Uniti surviving the Merger as an indirect wholly owned subsidiary of New Uniti. Subject to the terms and conditions set forth in the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of Uniti’s common stock, par value $0.0001 per share (the “Uniti Common Stock”) issued and outstanding immediately prior to the Effective Time was canceled and retired and converted into the right to receive 0.6029 shares of common stock of New Uniti, par value $0.0001 per share. This Form 15 relates solely to the reporting obligations of Uniti, which is now an indirect wholly owned subsidiary of New Uniti under the Exchange Act, and does not affect the reporting obligations of New Uniti, which is the successor to Uniti under the Exchange Act.

As a result of the Merger and the cancellation and retirement of the Uniti Common Stock, Uniti has fewer than 300 record holders of its common stock.

Pursuant to the requirements of the Securities Exchange Act of 1934, Uniti has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: August 1, 2025

UNITI GROUP LLC (formerly Uniti Group Inc.)

By:	/s/ Daniel L. Heard
Name:	Daniel L. Heard
Title:	Senior Executive Vice President – General Counsel and Secretary